SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
_______________

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Visteon Corporation
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

92839U206
(CUSIP Number)

David B. Zales
Smith Management LLC
Alden Global Capital
885 Third Avenue
New York, NY 10022
(212) 888-7219

with a copy to:
Marc Weingarten, Esq.
David E. Rosewater, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, New York 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 2, 2011
(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

(Continued on following pages)

(Page 1 of 14 Pages)

--------------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92839U206	SCHEDULE 13D	Page 2 of 14 Pages

1	NAME OF REPORTING PERSON Alden Global Distressed Opportunities Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,757,290 shares of Common Stock (See Item 5 below)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,757,290 shares of Common Stock (See Item 5 below)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,757,290 shares of Common Stock (See Item 5 below)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.4% (See Item 5 below)
14	TYPE OF REPORTING PERSON PN

CUSIP No. 92839U206	SCHEDULE 13D	Page 3 of 14 Pages

1	NAME OF REPORTING PERSON NewFinance Alden SPV
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 46,407 shares of Common Stock (See Item 5 below)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 46,407 shares of Common Stock (See Item 5 below)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 46,407 shares of Common Stock (See Item 5 below)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.1% (See Item 5 below)
14	TYPE OF REPORTING PERSON OO

CUSIP No. 92839U206	SCHEDULE 13D	Page 4 of 14 Pages

1	NAME OF REPORTING PERSON Alden Global Capital Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey (Channel Islands)
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,803,697 shares of Common Stock (See Item 5 below)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,803,697 shares of Common Stock (See Item 5 below)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,803,697 shares of Common Stock (See Item 5 below)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.5% (see Item 5 below)
14	TYPE OF REPORTING PERSON OO, IA

CUSIP No. 92839U206	SCHEDULE 13D	Page 5 of 14 Pages

1	NAME OF REPORTING PERSON Smith Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,803,697 shares of Common Stock (See Item 5 below)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,803,697 shares of Common Stock (See Item 5 below)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,803,697 shares of Common Stock (See Item 5 below)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.5% (See Item 5 below)
14	TYPE OF REPORTING PERSON OO, IA

CUSIP No. 92839U206	SCHEDULE 13D	Page 6 of 14 Pages

Item 1.	SECURITY AND ISSUER

This statement on Schedule 13D (this “Schedule 13D”) relates to Common Stock of Visteon Corporation, a Delaware corporation (the “Issuer”), par value $0.01 per share (“Common Stock”), with principal executive offices at One Village Center Drive, Van Buren Township, Michigan 48111.

Item 2.	IDENTITY AND BACKGROUND.

(a) (f)	This statement is filed by:

	(i)	Alden Global Distressed Opportunities Master Fund, L.P., a Cayman Islands exempted limited partnership (the “Alden Fund”), with respect to the shares of Common Stock directly held by it;

	(ii)	NewFinance Alden SPV, a Cayman Islands exempted company (the “NewFinance Fund”), with respect to the shares of Common Stock directly held by it;

	(iii)	Alden Global Capital Limited, a Jersey limited company (“AGCL”), with respect to the shares of Common Stock directly held by the Alden Fund and the NewFinance Fund; and

(iv)
Alden Global Capital, a division of Smith Management LLC, a New York limited liability company (“SM”), with respect to the shares of Common Stock directly held by the Alden Fund and the NewFinance Fund.

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.”

AGCL is the investment manager of the Alden Fund and the NewFinance Fund and may be deemed to beneficially own all of the shares of Common Stock held or beneficially owned by the Alden Fund and the NewFinance Fund.  Voting and dispositive power of AGCL is exercised by its investment committee.  Alden Global Capital, a division of SM, is a service provider to AGCL.  As service provider, SM may be deemed to share voting and dispositive power over the shares held by or beneficially owned by the Alden Fund and the NewFinance Fund, and thus may be deemed to beneficially own all of the shares of Common Stock held by or beneficially owned by them.

The filing of this statement should not be construed as an admission that any of the Reporting Persons is, for the purposes of Section 13 of the Act, the beneficial owner of the shares of Common Stock reported herein.

(b)	The business address of each of the Reporting Persons is:

	(i)	The Alden Fund: c/o Ogier Fiduciary Services (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman KY1-9007, Cayman Islands;

CUSIP No. 92839U206	SCHEDULE 13D	Page 7 of 14 Pages

	(ii)	The NewFinance Fund: PO Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands;

	(iii)	AGCL: First Floor, Liberation Station, Esplanade, St. Helier, Jersey JES 3AS; and

	(iv)	SM: 885 Third Avenue, 34th Floor, New York, NY 10022.

(c)
The principal business of each of the Alden Fund and the NewFinance Fund is acting as a private investment fund.  The principal business of AGCL is investment management. The principal business of SM is acting as service provider to AGCL.

(d)		None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Schedule A attached hereto sets forth the information required by Instruction C of the instructions to Schedule 13D.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Reporting Persons acquired certain of the shares of Common Stock of the Issuer pursuant to a Fifth Amended Joint Plan of Reorganization (the “Fifth Amended Plan”) filed with the Bankruptcy Court pursuant to the Bankruptcy Code, entered by an order of confirmation by the Bankruptcy Court on August 31, 2010.  Upon the Fifth Amended Plan becoming effective, the Reporting Persons acquired the newly issued shares of Common Stock in exchange for previously acquired debt of the Issuer.

The Reporting Persons used approximately $154,512,028 in the aggregate to purchase (i) the debt of  the Issuer, which was exchanged for the shares of Common Stock as indicated in the preceding paragraph, (ii) certain additional shares of Common Stock, and (iii) the Alden Swaps (as defined below).  Such funds were derived from the working capital of the Alden Fund and the NewFinance Fund.  None of the funds used to purchase the debt interests, the otherwise acquired Common Stock, or the Alden Swaps were provided through borrowings of any nature.

Item 4.	PURPOSE OF TRANSACTION.

The Reporting Persons acquired the shares of Common Stock to which this Schedule 13D relates for investment purposes in the ordinary course of business, and not with the purpose or with the effect of changing or influencing the control or management of the Issuer.

On April 13, 2011, the Reporting Persons suggested for the Issuer’s consideration a possible candidate for the Board of Directors of the Issuer (the “Board”).  The Issuer did not make an attempt to communicate with the Reporting Persons regarding the suggested candidate.  The Reporting Persons followed up with a telephone call to the General Counsel of the Issuer to inquire about the nomination process.  During this call, the Issuer informed the Reporting Persons that it would not appoint the candidate proposed by the Reporting Persons to the Board.  On May 2, 2011, the Reporting Persons determined to nominate directors for election at the 2011 Annual Meeting of Stockholders (the “2011 Annual Meeting”) and on May 6, 2011 notified the Issuer of their intention to nominate Mr. Kevin Dowd, Mr. Perry Lewis, Mr. Lawrence Schafran and Mr. George Thanopoulos at the 2011 Annual Meeting, as indicated in the Shareholder Notice of Intent to Nominate Persons for Election as Directors dated May 6, 2011 (the “Nomination Notice”) submitted by the Alden Fund to the Issuer.

CUSIP No. 92839U206	SCHEDULE 13D	Page 8 of 14 Pages

On May 11, 2011, the Issuer entered into an agreement (the “Agreement”) with the Reporting Persons.  The following is a brief description of the terms of the Agreement, which description is qualified in its entirety by reference to the full text of the Agreement which is attached as Exhibit 2 hereto and incorporated by reference herein.

Pursuant to the Agreement, the Issuer has agreed, after the 2011 Annual Meeting, to increase the size of the Board by one director to a total of ten directors and appoint two persons from a pool of candidates recommended by the Reporting Persons to fill the two vacancies (in view of the recent resignation of a current director).  The Reporting Persons have initially proposed three candidates for consideration by the Board.  The Issuer has agreed to advise the Reporting Persons within 5 business days after the 2011 Annual Meeting and if the Board declines to appoint two of such persons, the Reporting Persons will continue to recommend new candidates as promptly as practicable until the Board has appointed two such candidates, which it is required to do not later than August 1, 2011.  The Board has agreed that it will appoint a new director to each of the following committees of the Board: the Corporate Governance and Nominating Committee, the Finance Committee and the Organization and Compensation Committee.

The Reporting Persons have agreed to: (i) vote their shares for the election of each of the incumbent directors at the 2011 Annual Meeting; (ii) vote their shares for ratification of PricewaterhouseCoopers LLP as the Issuer’s independent registered public accounting firm for fiscal year 2011 at the 2011 Annual Meeting; and (iii) vote their shares to abstain or against any shareholder nominations for director or shareholder proposals which are not approved and recommended by the Board at the 2011 Annual Meeting.

In addition, the Reporting Persons have agreed, among other things, that they will not, during the term of the Agreement, (i) make, or participate, in any solicitation of proxies or consents, conduct or suggest any binding or nonbinding referendum or resolution or seek to advise, encourage or influence any individual, partnership, corporation, limited liability company, group, association or entity with respect to the voting of any shares of the Common Stock; (ii) initiate, propose or otherwise solicit shareholders of the Issuer for the approval of shareholder proposals; (iii) propose or nominate any candidates to stand for election to the Board, or seek the removal of any member of the Board; (iv) form a voting trust or enter into a voting agreement or pooling arrangement with respect to any share of Common Stock of the Issuer; (v) call a special meeting of stockholders or make a request for a list of the Issuer’s shareholders or other Issuer records; or (vi) take any public action alone or in concert with others to control or seek to control, or to influence the governance or policies of the Issuer.

Except as set forth herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D. The Reporting Persons have not entered into any agreement with any third party to act together for the purpose of acquiring, holding, voting or disposing of the shares of Common Stock reported herein.

CUSIP No. 92839U206	SCHEDULE 13D	Page 9 of 14 Pages

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may from time to time engage in discussions with management, the Board, other shareholders of the Issuer and other relevant parties, including representatives of any of the foregoing, concerning matters with respect to the Reporting Person’s investment in the shares of Common Stock, including, without limitation, the business, operations, governance, management, strategy and future plans of the Issuer. Depending on various factors, the outcome of any discussions referenced above, the Issuer’s financial position and strategic direction, actions taken by the Board, price levels of the shares of Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, purchasing additional shares of Common Stock or selling some or all of their shares of Common Stock, engaging in hedging or similar transactions with respect to the shares of Common Stock and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of this Schedule 13D.

Item 5.	INTEREST IN SECURITIES OF THE COMPANY.

(a) and (b)

The aggregate number and percentage of shares of Common Stock to which this Schedule 13D relates is 1,803,697 shares of Common Stock of the Issuer, constituting approximately 3.5% of the outstanding shares of Common Stock.  In addition, the Reporting Persons may be deemed to beneficially own an additional 1,237,579 shares of Common Stock and warrants to purchase 58,116 shares of Common Stock, collectively representing approximately 2.5% of the shares outstanding, which shares may be held for hedging purposes by counterparties to cash-settled total return swaps to which the Alden Fund is a party (the “Alden Swaps”).  In the event that such shares are deemed to be beneficially owned by the Reporting Persons, the Reporting Persons would be deemed to collectively beneficially own a total of 3,099,392 shares, representing approximately 6.1% of the shares outstanding.  The percentages used herein and in the rest of this Schedule 13D are calculated based upon 51,076,591 shares of Common Stock outstanding, which reflects the number of shares outstanding as of April 29, 2011,  as reported in the Issuer's Quarterly Report on Form 10-Q filed on May 5, 2011.

(i)	the Alden Fund:
(a)
As of the date hereof, the Alden Fund may be deemed the beneficial owner of 1,757,290 shares of Common Stock and 1,295,695 shares that may be held for hedging purposes by counterparties to the Alden Swaps.

Percentage: Approximately 6.0 % as of the date hereof.
	(b)	1. Sole power to vote or direct vote: 1,757,290 shares of Common Stock
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,757,290 shares of Common Stock
4. Shared power to dispose or direct the disposition: 0

(ii)	the NewFinance Fund:
	(a)	As of the date hereof, the NewFinance Fund may be deemed the beneficial owner of 46,407 shares of Common Stock.
Percentage: Approximately 0.1% as of the date hereof.
	(b)	1. Sole power to vote or direct vote: 46,407 shares of Common Stock
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 46,407 shares of Common Stock
4. Shared power to dispose or direct the disposition: 0

CUSIP No. 92839U206	SCHEDULE 13D	Page 10 of 14 Pages

(iii)	AGCL:
	(a)	As of the date hereof, AGCL may be deemed the beneficial owner of 1,803,697 shares of Common Stock and 1,295,695 shares that may be held for hedging purposes by counterparties to the Alden Swaps.
Percentage: Approximately 6.1% as of the date hereof.
	(b)	1. Sole power to vote or direct vote: 1,803,697 shares of Common Stock
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,803,697 shares of Common Stock
4. Shared power to dispose or direct the disposition: 0

(iv)	SM:
	(a)	As of the date hereof, SM may be deemed the beneficial owner of 1,803,697 shares of Common Stock and 1,295,695 shares that may be held for hedging purposes by counterparties to the Alden Swaps.
Percentage: Approximately 6.1% as of the date hereof.
	(b)	1. Sole power to vote or direct vote: 1,803,697 shares of Common Stock
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,803,697 shares of Common Stock
4. Shared power to dispose or direct the disposition: 0

(c) Information concerning transactions in the Shares effected by the Reporting Persons during the past sixty days is set forth in Schedule B hereto and is incorporated herein by reference.  Unless otherwise indicated, all of such transactions were effected in the open market.

(d) Except as otherwise described in Item 2 and this Item 5, no person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from the sale of, such shares of Common Stock.

      (e) Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The Alden Fund currently has contractual agreements with two credit counterparties: Credit Suisse and Bank of America Merrill Lynch, with regard to the Alden Swaps that reference shares and warrants to purchase shares of Common Stock.  The Alden Swaps constitute economic exposure to 1,295,695 shares of Common Stock, or 2.5% of the shares of Common Stock outstanding.  The Alden Swaps have reference prices ranging from $0 to $187.98 and expiration dates ranging from June 24, 2011 to May 4, 2012.  These contracts do not give the Reporting Persons direct or indirect voting, investment or dispositive control over any securities of the Issuer and do not require the counterparties thereto to acquire, hold, vote or dispose of any securities of the Issuer.  Accordingly, the Reporting Persons disclaim any beneficial ownership of securities that may be referenced in such contracts or that may be held from time to time by any counterparties to the contracts.  However, the Reporting Persons may be deemed to beneficially own shares of Common Stock of the Issuer that may be held for hedging purposes by counterparties to the Alden Swaps.

CUSIP No. 92839U206	SCHEDULE 13D	Page 11 of 14 Pages

The Reporting Persons entered into the Agreement with the Issuer dated as of May 11, 2011, as further described in Item 4, a copy of which is attached as Exhibit 2 hereto and incorporated herein by reference.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1 - Joint Filing Agreement, by and among the Reporting Persons, dated May 11, 2011, as required by Rule 13d-1(k)(1) under the Exchange Act.

Exhibit 2 - Agreement among Alden Global Distressed Opportunities  Master Fund, L.P. and Visteon Corporation, dated May 11, 2011.

CUSIP No. 92839U206	SCHEDULE 13D	Page 12 of 14 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  May 12, 2011

ALDEN GLOBAL DISTRESSED OPPORTUNITIES MASTER FUND, L.P.

By:	/s/ David B. Zales
Name:	David B. Zales
Title:	Authorized Signatory

NEWFINANCE ALDEN SPV

By:	/s/ David B. Zales
Name:	David B. Zales
Title:	Authorized Signatory

ALDEN GLOBAL CAPITAL LIMITED

By:	/s/ David B. Zales
Name:	David B. Zales
Title:	Authorized Signatory

SMITH MANAGEMENT LLC

By:	/s/ David B. Zales
Name:	David B. Zales
Title:	Vice President

CUSIP No. 92839U206	SCHEDULE 13D	Page 13 of 14 Pages

SCHEDULE A

GENERAL PARTNERS, CONTROL PERSONS, DIRECTORS AND EXECUTIVE OFFICERS OF
CERTAIN REPORTING PERSONS

The following sets forth the name, position, address, principal occupation and citizenship of each general partner, control person, director and/or executive officer of the applicable Reporting Persons (the “Instruction C Persons”).  To the best of the Reporting Persons’ knowledge, (i) none of the Instruction C Persons during the last five years has been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws and (ii) none of the Instruction C Persons owns any Shares or is party to any contract or agreement as would require disclosure in this Schedule 13D.

ALDEN GLOBAL DISTRESSED OPPORTUNITIES MASTER FUND, L.P.:

AGDOF Master GP Limited (the “Alden Master GP”) is the general partner of the Alden Fund, and its citizenship is the Cayman Islands.  Its principal occupation is to serve as general partner to the Alden Fund and its business address is 89 Nexus Way, Camana Bay, Grand Cayman KY1-9007, Cayman Islands.

Andrew Wignall is a director of the Alden Master GP, and is a citizen of the United Kingdom.  His principal occupation is director of a number of collateralized debt obligation vehicles, special purpose vehicles and general partner companies of private equity limited partnerships.  His business address is Le Forgeron Cottage, Mont les Vaux, St. Aubin, Jersey Channel Islands.

Evan Burtton is a director of the Alden Master GP, and is a citizen of New Zealand.  His principal occupation is as an associate director of Ogier Fiduciary Services (Cayman) Limited.  His business address is 89 Nexus Way, Camana Bay, Grand Cayman KY1-9007, Cayman Islands.

NEWFINANCE ALDEN SPV:

The control person of NewFinance Alden SPV is Alden Global Capital Limited.

CUSIP No. 92839U206	SCHEDULE 13D	Page 14 of 14 Pages

SCHEDULE B

This Schedule sets forth information with respect to each purchase and sale of shares that was effectuated by a Reporting Person during the past sixty days.  All such transactions were effected in the open market through brokers and the price per share is net of commissions.

Alden Global Distressed Opportunities Master Fund, L.P.

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
-----------------------	---------------------------------------	--------------------------------
5/12/11	(108,322)	64.9177
5/12/11	(29,542)	64.9487
4/27/11	53,400	67.0657

NewFinance Alden SPV

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
-----------------------	---------------------------------------	--------------------------------
5/12/11	(1,678)	64.9177
5/12/11	(458)	64.9487